Exhibit 99.1

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND JUNE 30, 2025
(Expressed in thousands of United States dollars)

		December 31, 2024	June 30, 2025
Assets	Notes	Amount	Amount
Current assets
Cash and cash equivalents	6(1)	$127,121	$125,337
Current financial assets at fair value through profit or loss	6(2)	2,746	6,153
Current financial assets at amortized cost	6(3)	36,000	36,300
Current contract assets	6(17)	977	856
Accounts receivable	6(4)	7,902	8,560
Other receivables		352	407
Current income tax assets		271	32
Inventories		18	19
Other current assets	6(5)	2,522	2,218
Total current assets		177,909	179,882
Non-current assets
Property, plant and equipment	6(6)	554	600
Right-of-use assets	6(7) and 7	485	720
Intangible assets	6(8)	32	6,456
Deferred income tax assets		2,047	2,276
Guarantee deposits paid		146	220
Total non-current assets		3,264	10,272
Total assets		$181,173	$190,154
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2024 AND JUNE 30, 2025
(Expressed in thousands of United States dollars)

		December 31, 2024	June 30, 2025
Liabilities and Equity	Notes	Amount	Amount
Current liabilities
Current financial liabilities at fair value through profit or loss	6(9)(27)	$—	$158
Current contract liabilities	6(17)	17,218	21,719
Other payables	6(10)	11,656	13,273
Other payables – related parties	7	46	64
Current tax liabilities		649	561
Current provisions	6(11)	1,899	1,415
Current lease liabilities	6(7) and 7	402	460
Other current liabilities		341	308
Total current liabilities		32,211	37,958
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	6(9)	1,793	757
Deferred income tax liabilities	6(27)	—	505
Non-current lease liabilities	6(7) and 7	108	262
Net defined benefit liability, non-current	6(12)	46	46
Total non-current liabilities		1,947	1,570
Total liabilities		34,158	39,528
Equity
Capital stock	6(14)
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value		8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value		1,679	1,679
Capital surplus	6(15)
Capital surplus		512,990	513,890
Retained earnings	6(16)
Accumulated deficit		(375,420)	(372,920)
Other equity interest
Other equity interest		(740)	(529)
Total equity		147,015	150,626
Total liabilities and equity		$181,173	$190,154
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

		Six months ended June 30
		2024	2025
Items	Notes	Amount	Amount
Revenue	6(17) and 7	$28,194	$32,361
Cost of sales and services	6(12)(22)(23)	(5,971)	(7,580)
Gross profit		22,223	24,781
Operating expenses	6(4)(6)(7)(8)(12)(22)(23) and 7
Sales and marketing expenses		(14,184)	(15,170)
General and administrative expenses		(4,614)	(3,707)
Research and development expenses		(6,010)	(7,595)
Expected credit gains	12(2)	—	67
Total operating expenses		(24,808)	(26,405)
Operating loss		(2,585)	(1,624)
Non-operating income and expenses
Interest income	6(18)	3,952	3,164
Other income	6(19)	14	16
Other gains and losses	6(9)(20)	(291)	1,592
Finance costs	6(7)(21) and 7	(10)	(6)
Total non-operating income and expenses		3,665	4,766
Income before income tax		1,080	3,142
Income tax benefit (expense)	6(24)	314	(642)
Net income		$1,394	$2,500
Other comprehensive income (loss)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations		$(251)	$211
Other comprehensive income (loss), net		$(251)	$211
Total comprehensive income		$1,143	$2,711
Net income attributable to:
Shareholders of the parent		$1,394	$2,500
Total comprehensive income attributable to:
Shareholders of the parent		$1,143	$2,711
Earnings per share (in dollars)	6(25)
Basic earnings per share of Class A and Class B Ordinary Shares		$0.014	$0.025
Diluted earnings per share of Class A and Class B Ordinary Shares		$0.014	$0.025
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

		Equity attributable on owners of the parent
			Capital surplus			Other equity interest
	Notes	Capital stock	Additional paid-in capital	Other	Accumulated deficit	Exchange differences arising on translation of foreign operations	Treasury shares	Total
Year 2024
Balance at January 1, 2024		$10,192	$477,734	$32,665	$(380,472)	$(523)	$(190)	$139,406
Net income for the period		—	—	—	1,394	—	—	1,394
Other comprehensive loss for the period		—	—	—	—	(251)	—	(251)
Total comprehensive income (loss)		—	—	—	1,394	(251)	—	1,143
Share-based payment transactions	6(13)	—	—	1,437	—	—	—	1,437
Shares retired	6(14)(15)	(7)	(319)	136	—	—	190	—
Balance at June 30, 2024		$10,185	$477,415	$34,238	$(379,078)	$(774)	$—	$141,986
Year 2025
Balance at January 1, 2025		$10,185	$477,415	$35,575	$(375,420)	$(740)	$—	$147,015
Net income for the period		—	—	—	2,500	—	—	2,500
Other comprehensive income for the period		—	—	—	—	211	—	211
Total comprehensive income		—	—	—	2,500	211	—	2,711
Share-based payment transactions	6(13)	—	—	900	—	—	—	900
Balance at June 30, 2025		$10,185	$477,415	$36,475	$(372,920)	$(529)	$—	$150,626
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

		Six months ended June 30
	Notes	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		$1,080	$3,142
Adjustments to reconcile profit (loss)
Depreciation expense	6(6)(7)(22)	344	427
Amortization expense	6(8)(22)	26	75
Reversal of expected credit losses	6(4)(22) and 12(2)	—	(67)
Interest income	6(18)	(3,952)	(3,164)
Interest expense	6(7)(21)	10	6
Net gains on financial assets at fair value through profit or loss		—	(9)
Net gains on financial liabilities at fair value through profit or loss	6(9)(20)	(46)	(1,036)
Share-based payment transactions	6(13)	1,437	900
Changes in operating assets and liabilities, net of effects from business combinations
Accounts receivable		(134)	(359)
Current contract assets		1,214	126
Other receivables		—	(22)
Inventories		12	—
Other current assets		1,210	362
Current contract liabilities		1,622	4,309
Other payables		(51)	1,493
Other payables – related parties		3	16
Current provisions		(563)	(519)
Other current liabilities		(67)	(47)
Net defined benefit liability, non-current		1	—
Cash inflow generated from operations		2,146	5,633
Interest received		3,558	3,181
Interest paid		(10)	(6)
Income tax paid		(176)	(821)
Net cash flows from operating activities		5,518	7,987
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	6(2)	—	(6,143)
Proceeds from disposal of financial assets at fair value through profit or loss	6(2)	—	2,746
Acquisition of financial assets at amortized cost	6(3)	(44,470)	(36,300)
Proceeds from disposal of financial assets at amortized cost	6(3)	36,800	36,000
Acquisition of subsidiaries, net of cash acquired	6(27)	—	(5,981)
Acquisition of property, plant and equipment	6(6)	(259)	(165)
Proceeds from disposal of property, plant and equipment	6(6)	—	1
Acquisition of intangible assets	6(8)	(6)	—
Increase in guarantee deposits paid		(8)	(67)
Net cash flows used in investing activities		(7,943)	(9,909)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	6(7)(26)	(239)	(303)
Net cash flows used in financing activities		(239)	(303)
Effects of exchange rates changes on cash and cash equivalents		(411)	441
Net decrease in cash and cash equivalents		(3,075)	(1,784)
Cash and cash equivalents at beginning of period		123,871	127,121
Cash and cash equivalents at end of period		$120,796	$125,337
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of United States dollars, except as otherwise indicated)
1.    History and Organization
Perfect Corp. (the “Company” or “Perfect”), is a Cayman Islands exempted company with limited liability, which was incorporated on February 13, 2015 with registered address PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company and its subsidiaries (collectively referred to herein as the “Group”) are SaaS technology companies offering AR/AI solution dedicated to the beauty and fashion industry as well as mobile applications to consumers. The principal place of business is at 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.
On October 28, 2022, the Company consummated the previously announced merger transaction pursuant to the Business Combination Agreement dated as of March 3, 2022, and the Company became a publicly traded company on the New York Stock Exchange (“NYSE”) on October 31, 2022. The merger transaction (“2022 Business Combination”) pursuant to the Business Combination Agreement is accounted for as a recapitalization.
On December 23, 2024, Perfect Mobile Corp. (Taiwan), our wholly owned subsidiary, entered into a securities purchase agreement with Farfetch US Holdings, Inc. (“Farfetch”), pursuant to which, Perfect Taiwan agreed to acquire 100% of the issued and outstanding equity interests in Wannaby Inc. (“Wannaby”), a digital company known for its virtual try-on technology and digitalization solutions for the fashion industry. This acquisition enables the Group to expand its offerings into new luxury market segments, including shoes, bags and apparel.
On January 7, 2025, the Group completed the acquisition of Wannaby (“2025 Business Combination”) for $6,473. As a result of transaction, Wannaby, along with its wholly owned subsidiary, Wannaby UAB, became indirect wholly owned subsidiary of Perfect.
2.    The Date of Authorization for Issuance of the Financial Statements and Procedures for Authorization
These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on September 26, 2025.
3.    Application of New Standards, Amendments and Interpretations
3(1)    New and amended International Financial Reporting Standards (“IFRS Accounting Standards”) adopted by the Group
New standards, interpretations and amendments issued by International Accounting Standards Board (the “IASB”) and became effective from 2025 are as follows:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
The above standards and interpretations had no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.

3(2)    New and revised IFRS Accounting Standards not yet adopted
New standards, interpretations and amendments which have been published by IASB but are not mandatory for the financial period ended June 30, 2025 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Specific provisions of Amendments to IFRS 9 and IFRS 7, ‘Amendments to the classification and measurement of financial Instruments’	January 1, 2026
Amendments to IFRS 9 and IFRS 7, ‘Contracts referencing nature-dependent electricity’	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
Except for the following, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.
IFRS 18, ‘Presentation and disclosure in financial statements’
IFRS 18, ‘Presentation and disclosure in financial statements’ replaces IAS 1. The standard introduces a defined structure of the statement of comprehensive income, disclosure requirements related to management-defined performance measures, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes.
4.    Summary of Significant Accounting Policies
The unaudited condensed interim consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Accordingly, these unaudited condensed interim consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2024. The principal accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are disclosed in financial statements for the year ended December 31, 2024 and have been consistently applied to all the periods presented, except for the adoption of new and amended standards as set out below and Note 3(1).
4(1)    Compliance statement
These unaudited condensed interim consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.
4(2)    Basis of preparation
A.Except for the following items, the unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention:
(a)Financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
(b)Defined benefit liabilities recognized based on the net amount of pension fund assets less present value of defined benefit obligation.
B.The preparation of the unaudited condensed interim consolidated financial statements in conformity with IAS 34 Interim Financial Reporting requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited condensed interim consolidated financial statements are disclosed in Note 5.
4(3)    Basis of consolidation
A.Basis for preparation of unaudited condensed interim consolidated financial statements:
(a)All subsidiaries are included in the Group’s unaudited condensed interim consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.
(b)Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.
(c)When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.
B.Subsidiaries included in the unaudited condensed interim consolidated financial statements:

			Ownership (%)
Name of investor	Name of subsidiary	Main business activities	December 31, 2024	June 30, 2025
The Company	Perfect Mobile Corp. (Taiwan)	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100%	100%
The Company	Perfect Corp. (USA)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Japan)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Shanghai)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Mobile Corp.(B.V.I.)	Investment activities.	100%	100%
Perfect Mobile Corp. (Taiwan)	Perfect Corp. (France)	Marketing and service center for sales of AR/AI SaaS solution.	100%	100%
Perfect Mobile Corp. (Taiwan)	Wannaby Inc.	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	Not applicable	100% (Note)
Wannaby Inc.	Wannaby UAB	Design and development of AR/AI SaaS solution and mobile applications.	Not applicable	100% (Note)

Note: As a result of 2025 Business Combination, Wannaby, along with its wholly owned subsidiary, Wannaby UAB, became an indirect wholly owned subsidiary of Perfect.
C.Subsidiaries not included in the consolidated financial statements:
None.
D.Adjustments for subsidiaries with different balance sheet dates:
None.
E.Significant restrictions:
None.
F.Subsidiaries that have non-controlling interests that are material to the Group:
None.
4(4)    Intangible assets
A.Goodwill
Goodwill arises in a business combination accounted for by applying the acquisition method.
B.Unpatented technology
Unpatented technology is acquired in a business combination and recognized at its fair value on the acquisition date. It is amortized on a straight-line basis over its estimated useful life of 15 years.
C.Computer software
Computer software is stated at cost and amortized on a straight-line basis over its estimated useful lives of 3 years.
D.Other intangible assets, mainly composed of royalties paid for program source code and intellectual property rights, are amortized on a straight-line basis over their estimated useful lives of 3 years.
4(5)    Impairment of non-financial assets
A.The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.
B.The recoverable amounts of goodwill are evaluated periodically. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment loss of goodwill previously recognised in profit or loss shall not be reversed.
C.For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is/are expected to benefit from the synergies of the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.
4(6)    Financial liabilities at fair value through profit or loss
A.Financial liabilities are classified in this category of held for trading if acquired principally for the purpose of repurchasing in the short-term. Derivatives are also categorized as financial liabilities held for trading unless they are designated as hedges or financial liabilities at fair value through profit or loss. Financial liabilities that meet one of the following criteria are designated as financial liabilities at fair value through profit or loss on initial recognition:
(a)Hybrid (combined) contracts; or
(b)They eliminate or significantly reduce a measurement or recognition inconsistency; or
(c)They are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management policy.
As part of 2022 Business Combination, warrants were converted to Perfect Warrants, and as part of 2025 Business Combination, an earnout payment based on defined revenue shall be paid to Farfetch. These warrants and the earnout are classified as financial liabilities measured at fair value through profit or loss.
B.At initial recognition, the Group measures the financial liabilities at fair value. All related transaction costs are recognized in profit or loss. The Group subsequently measures these financial liabilities at fair value with any gain or loss recognized in profit or loss.
C.If the credit risk results in fair value changes in financial liabilities designated as at fair value through profit or loss, they are recognized in other comprehensive income in the circumstances other than avoiding accounting mismatch or recognizing in profit or loss for loan commitments or financial guarantee contracts.
5.    Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty
There have been no significant changes with regards to critical accounting judgements, estimates and key sources of assumption uncertainty as of June 30, 2025. Please refer to Note 5 in the consolidated financial statements for the year ended December 31, 2024.
6.    Details of Significant Accounts
6(1)    Cash and cash equivalents

	December 31, 2024	June 30, 2025
Checking accounts	$3,651	$2,951
Demand deposits	17,246	15,237
Time deposits	106,000	106,900
Others	224	249
	$127,121	$125,337
A.The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote. As of June 30, 2025, the majority of our cash and cash equivalents, 94%, are denominated in U.S. Dollars.
B.The Group has no cash and cash equivalents pledged to others.

6(2)    Financial assets at fair value through profit or loss

	December 31, 2024	June 30, 2025
Current items:
Financial assets mandatorily measured at fair value through profit and loss
Money market funds	$2,746	$6,153
A.Amounts recognized in profit or loss in relation to financial assets at fair value through profit or loss are as follows:

	Six months ended June 30,
	2024	2025
Financial assets mandatorily measured at fair value through profit and loss
Money market funds	$—	$9
B.The Group has no financial assets at fair value through profit or loss pledged to others.
C.Information relating to credit risk of financial assets at fair value through profit or loss is provided in Note 12(2).
6(3)    Current financial assets at amortized cost

	December 31, 2024	June 30, 2025
Time deposits with maturities over three months	$36,000	$36,300
A.The Group has no financial assets at amortized cost pledged to others.
B.The counterparties of the Group's time deposits are financial institutions with high credit quality, so the Group expects that the probability of counterparty default is remote. As of June 30, 2025, 100% of current financial assets at amortized cost are denominated in U.S. Dollars.
C.Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).
6(4)    Accounts receivable

	December 31, 2024	June 30, 2025
Accounts receivable	$8,168	$8,646
Less: Allowance for expected credit losses	(266)	(86)
	$7,902	$8,560

Note: For movements in the allowance for expected credit losses, please refer to Note 12(2) Credit risk for details.
A.The aging analysis of accounts receivable is as follows:

	December 31, 2024	June 30, 2025
Not past due	$7,535	$8,212
Up to 30 days	261	100
31 to 90 days	213	243
91 to 180 days	65	46
Over 181 days	94	45
Less: Allowance for expected credit losses	(266)	(86)
	$7,902	$8,560
The above aging analysis was based on days overdue.
B.As at December 31, 2024 and June 30, 2025, accounts receivable were all from contracts with customers. And as at January 1, 2024, the balance of receivables from contracts with customers amounted to $6,992.
C.As at December 31, 2024 and June 30, 2025, without taking into account other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable was $7,902 and $8,560, respectively.
D.Information relating to credit risk of accounts receivable is provided in Note 12(2).
E.The Group has no accounts receivable pledged to others.
6(5)    Other current assets

	December 31, 2024	June 30, 2025
Prepaid expenses	$2,433	$2,086
Others	89	132
	$2,522	$2,218

6(6)    Property, plant and equipment

	Leasehold improvements	Machinery	Office equipment	Total
At December 31, 2024
Cost	$744	$1,052	$53	$1,849
Accumulated depreciation	(623)	(630)	(42)	(1,295)
	$121	$422	$11	$554
Opening net book amount	$121	$422	$11	$554
Additions	—	165	—	165
Acquired from business combinations	—	28	—	28
Cost of disposals	—	(10)	—	(10)
Accumulated depreciation on disposals	—	9	—	9
Depreciation expense	(43)	(102)	(2)	(147)
Net exchange differences	—	1	—	1
Closing net book amount	$78	$513	$9	$600
At June 30, 2025
Cost	$744	$1,353	$53	$2,150
Accumulated depreciation	(666)	(840)	(44)	(1,550)
	$78	$513	$9	$600
Note. Business combinations please refer to Note 6(27) for details.
The Group has no property, plant and equipment pledged to others.
6(7)    Leasing arrangements  —  lessee
A.The Group leases various assets including buildings and business vehicles. Rental contracts are typically made for periods of 2 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets cannot be used as collateral for borrowing purposes and are prohibited from being subleased, sold or lent to others or corporations under any circumstances.
B.Short-term leases with a lease term of 12 months or less include offices located in United States, Japan, China, France and Lithuania.

C.The movements of right-of-use assets of the Group are as follows:

	Buildings	Business vehicles	Total
At December 31, 2024
Cost	$1,024	$287	$1,311
Accumulated depreciation	(659)	(167)	(826)
	$365	$120	$485
Opening net book amount	$365	$120	$485
Additions	400	123	523
Cost of derecognition	—	(151)	(151)
Derecognized accumulated depreciation	—	143	143
Depreciation expense	(218)	(62)	(280)
Closing net book amount	$547	$173	$720
At June 30, 2025
Cost	$1,424	$259	$1,683
Accumulated depreciation	(877)	(86)	(963)
	$547	$173	$720
D.Lease liabilities relating to lease contracts:

	December 31, 2024	June 30, 2025
Total lease liabilities	$510	$722
Less: current portion (shown as ‘current lease liabilities’)	(402)	(460)
	$108	$262
E.The information on profit and loss accounts relating to lease contracts is as follows:

	Six months ended June 30,
	2024	2025
Items affecting profit or loss
Interest expense on lease liabilities	$10	$6
Expense on short-term lease contracts	177	161
	$187	$167
F.For the six months ended June 30, 2024 and 2025, the Group’s total cash outflow for leases were $426 and $470, respectively, including the interest expense on lease liabilities amounting to $10 and $6, expense on short-term lease contracts amounting to $177 and $161, and repayments of principal portion of lease liabilities amounting to $239 and $303, respectively.

6(8)    Intangible assets

	Goodwill	Unpatented technology	Software	Other intangible assets	Total
At December 31, 2024
Cost	$—	$—	$114	$15	$129
Accumulated amortization	—	—	(85)	(12)	(97)
	$—	$—	$29	$3	$32
Opening net book amount	$—	$—	$29	$3	$32
Acquired from business combinations	4,739	1,760	—	—	6,499
Cost of disposals	—	—	(43)	—	(43)
Accumulated amortization on disposals	—	—	43	—	43
Amortization charge	—	(59)	(14)	(2)	(75)
Closing net book amount	$4,739	$1,701	$15	$1	$6,456
At June 30, 2025
Cost	$4,739	$1,760	$71	$15	$6,585
Accumulated amortization	—	(59)	(56)	(14)	(129)
	$4,739	$1,701	$15	$1	$6,456
Note. Business combinations please refer to Note 6(27) for details.
Details of amortization on intangible assets are as follows:

	Six months ended June 30,
	2024	2025
Research and development expenses	$26	$75
6(9)    Financial liabilities at fair value through profit or loss

	December 31, 2024	June 30, 2025
Financial liabilities designated as at fair value through profit or loss
Current items:
Earnout liabilities	$—	$158
Non-current items:
Warrant liabilities	$1,793	$757
Note. Earnout liabilities please refer to Note 6(27) for details of business combinations.
A.    Amounts recognized in profit or loss and other comprehensive income in relation to financial liabilities at fair value through profit or loss are as follows:

	Six months ended June 30,
	2024	2025
Net gains recognized in profit or loss
Warrant liabilities	$46	$1,036

B.    Warrant liabilities
(a)As part of 2022 Business Combination, warrants were converted to Perfect Warrants. Each warrants entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 (in dollars) per share.
(b)As of June 30, 2025, there were 20,850 thousand warrants outstanding, consisting of 20,850 thousand Public Warrants, each warrant is exercisable for one Perfect Class A Ordinary Share, in accordance with its terms.
(c)For the six months ended June 30, 2025, no additional warrants were issued or exercised.
(d)Redemption of warrants when the price per Perfect Class A Ordinary Shares equal or exceed $18.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
(i) in whole and not in part (ii) at a price of $0.01 (in dollars) per warrant (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”) and (iv) if, and only if, the last reported sale price of the Perfect Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (which the Company refers to as the “Reference Value”) equals or exceeds $18.00 (in dollars) per share.
(e)Redemption of warrants when the price per Class A Ordinary Share equals or exceeds $10.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
(i) in whole and not in part (ii) at $0.10 (in dollars) per warrant upon a minimum of 30 days’ prior written notice of redemption (iii) provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of Perfect Class A Ordinary Shares (iv) if, and only if, the Reference Value equals or exceeds $10.00 (in dollars) per share and (v) if the Reference Value is less than $18.00 (in dollars) per share.
6(10)    Other payables

	December 31, 2024	June 30, 2025
Employee bonus	$4,593	$5,679
Payroll	2,441	2,094
Promotional fees	1,496	1,950
Platform fees	969	1,132
Professional service fees	1,198	928
Remuneration to directors	115	460
Sales VAT payables	204	229
Post and telecommunications expenses	271	274
Others	369	527
	$11,656	$13,273

6(11)    Provisions

Warranty
At December 31, 2024	$1,899
Additional provisions	267
Used during the period	(786)
Net exchange differences	35
At June 30, 2025	$1,415
Analysis of total provisions:

	December 31, 2024	June 30, 2025
Current	$1,899	$1,415
The Group enters into the contract with customers with warranties on services provided. The warranties (loss indemnification) provide customers with assurance that the related services will function as agreed by both parties. Provision for warranty is estimated based on historical warranty data, other known events and management’s judgement. The Group recognizes such expenses within ‘Cost of sales and services’ when related services are provided. Any changes in industry circumstances might affect the provisions. Provisions shall be paid when the payment is actually claimed.
6(12)    Pensions
A.Defined benefit plan
(a)The Group’s subsidiary, Perfect Mobile Corp. (Taiwan), was incorporated in Taiwan, which has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular foreign employees’ service years. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Perfect Mobile Corp. (Taiwan) contributes to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, Perfect Mobile Corp. (Taiwan) would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Perfect Mobile Corp. (Taiwan) will make contributions for the deficit by next March.
(b)For the aforementioned pension plan, the Group recognized pension costs of $2 and $1 for the six months ended June 30, 2024 and 2025, respectively.
(c)Expected contributions to the defined benefit pension plans of Perfect Mobile Corp. (Taiwan) for the year ending December 31, 2025 amount to $5.
B.Defined contribution plans
(a)Perfect Mobile Corp. (Taiwan) has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, Perfect Mobile Corp. (Taiwan) contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum when employees retire.
(b)The pension costs under defined contribution pension plan of Perfect Mobile Corp. (Taiwan) for the six months ended June 30, 2024 and 2025 were $282 and $313, respectively.

(c)The pension costs under local government law of other foreign subsidiaries for the six months ended June 30, 2024 and 2025 were $132 and $131, respectively.
6(13)    Share-based payment
A.Share Incentive Plan
(a)For the six months ended June 30, 2024 and 2025, the Group’s Share Incentive Plan’s terms and condition are as follows:

Plan	Type of arrangement	Settled by	Maximum terms of option granted	Vesting conditions
Share Incentive Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%
(b)Movements of outstanding options under Share Incentive Plan are as follows:

	2024		2025
	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)
Options outstanding at January 1	4,073	$4.47	3,877	$4.44
Options granted	5	2.13	35	1.84
Options forfeited	(143)	4.50	(148)	4.52
Options outstanding at June 30	3,935	4.47	3,764	4.42
Options exercisable at June 30	914	3.95	2,268	4.37
(c)As of December 31, 2024 and June 30, 2025, the range of exercise prices of stock options outstanding were $2.13 ~ $7.20 and $1.84 ~ $7.20 (in dollars) per share, respectively; the weighted-average remaining contractual period was 2.06 ~ 4.98 years and 1.56 ~ 4.84 years, respectively.
(d)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Plan	Grant date	Units granted (in thousands)	Stock price per share (in dollars)	Exercise price per share (in dollars)	Expected price volatility (Note ii)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per unit (in dollars)
Share Incentive Plan	2022.01.21 (Note i)	2,143	$5.39	$3.95	53.75%	3.88	0.00%	1.46%	$2.7637
	2023.01.03	8	7.20	7.20	64.85%	3.87	0.00%	4.07%	3.7198
	2023.05.23	2,260	4.93	4.93	69.15%	3.88	0.00%	3.90%	2.6615
	2023.08.21	7	4.00	3.916	70.65%	3.88	0.00%	4.64%	2.2411
	2023.11.02	5	2.43	2.43	70.37%	3.88	0.00%	4.77%	1.3487
	2024.05.27	5	2.13	2.13	72.67%	3.88	0.00%	4.65%	1.2069
	2024.12.23	45	2.26	2.22	74.64%	3.87	0.00%	4.46%	1.3100
	2025.05.01	35	1.84	1.84	79.57%	3.88	0.00%	3.77%	1.0973
Note i: Stock price, exercise price and fair value of stock option granted on January 21, 2022 were adjusted in connection with the recapitalization. All amounts in the table are presented on a consistent adjusted basis.

Note ii: Expected price volatility is estimated based on the daily historical stock price fluctuation data of the Company and guideline companies of the last five years before the grant date.
B.Expenses incurred on share-based payment transactions are shown below:

	Six months ended June 30,
	2024	2025
Equity settled	$1,437	$900
C.In 2022, the Group has service agreements with its Board of Directors to grant them awards of the Company’s Ordinary Shares at a fixed monetary value. In the future, the Group may compensate directors either entirely in cash or partially in cash and partially in equity.
D.Shareholder Earnout
In connection with the merger transaction in 2022, the Company executed additional capitalization by way of the potential issuance of Earnout Shares for Perfect shareholders. In accordance with Shareholder Earnout terms and conditions contemplated by the Business Combination Agreement, 3,000 thousand, 3,000 thousand and 4,000 thousand of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), $13.00 (in dollars) and $14.50 (in dollars), respectively. None of these conditions had been met in the period up through June 30, 2025.
Shareholder Earnout Shares are considered a potential contingent payment agreement with Shareholders, based on a market condition without link to service. The expense related to these instruments was previously recorded in connection with the merger in 2022.
E.Sponsor Earnout
In connection with the Business Combination Agreement, the Company entered into a Sponsor Letter Agreement pursuant to which it agreed to issue Earnout shares to the Sponsors. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of specific Sponsor Earnout Event (as defined below) from October 28, 2022 to October 28, 2027 (“Earnout Period”), Perfect will issue Perfect Class A Ordinary Shares of up to 1,175,624 Class A Ordinary Shares(the “Sponsor Earnout Promote Shares”) to Sponsor, with (a) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), and (b) 50% of the Sponsor Earnout Promote Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (in dollars). None of these conditions had been met in the period up through June 30, 2025.
6(14)    Share capital
A.As of June 30, 2025, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,185, including 85,060 thousand Class A Ordinary Shares after the retirement of 16,388 thousand treasury shares and 27 thousand shares surrendered by a shareholder, and 16,789 thousand Class B Ordinary Shares. All proceeds from shares issued have been collected.
Perfect Class A Ordinary shares
Perfect Class A Ordinary shares have a par value of $0.1 (in dollars). Amounts received above the par value are recorded as share premium. Each holder of Perfect Class A Ordinary shares will be entitled to one vote per share. Class A Ordinary Shares are listed on NYSE under the trading symbol “PERF”.

Perfect Class B Ordinary shares
Perfect Class B Ordinary shares have a par value of $0.1 (in dollars). Perfect Class B Ordinary Shares have the same rights as Perfect Class A Ordinary Shares except for voting and conversion rights. Each Perfect Class B Ordinary Shares is entitled to 10 votes and is convertible into Perfect Class A Ordinary Shares at any time by the holder thereof. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share shall, automatically and immediately, without any further action from the holder thereof, convert into one Class A Ordinary Share when it ceases being beneficially owned by any of the Principals. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
B.Movements for the Company’s share capital are as follows:

Shares (in thousands)
At December 31, 2024	101,849
At June 30, 2025	101,849
C.Share Repurchase Plan
On May 4, 2023, the Board of Directors approved a share repurchase plan authorizing the Company may repurchase up to $20,000 of its Class A Ordinary shares over the next 12-month period. During this plan, the Company repurchased 259 thousand of Class A Ordinary shares with a total consideration amounting to $1,064. The Company retired 191 thousand shares repurchased from this plan in 2023 and retired the remaining of 68 thousand shares in 2024.
6(15)    Capital surplus
Except as required by the Company’s Articles of Incorporation or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.
The following table illustrates the detail of capital surplus:

	December 31, 2024	June 30, 2025
Additional paid-in capital	$477,415	$477,415
Other:
Employees’ stock option cost	8,204	9,104
Retirement of treasury shares	27,371	27,371
Subtotal	35,575	36,475
	$512,990	$513,890
6(16)    Accumulated deficits
Under the Company’s Articles of Incorporation, distribution of earnings would be based on the Company’s operating and capital needs.
6(17)    Revenue

	Six months ended June 30,
	2024	2025
Revenue from contracts with customers	$28,194	$32,361

A.Disaggregation of revenue from contracts with customers
(a)The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical regions:

Six months ended June 30, 2024	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$11,308	$3,168	$7,884	$5,160	$674	$28,194
Timing of revenue recognition:
At a point in time	$505	$8	$737	$1,137	$6	$2,393
Over time	10,803	3,160	7,147	4,023	668	25,801
	$11,308	$3,168	$7,884	$5,160	$674	$28,194

Six months ended June 30, 2025	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$12,361	$3,699	$9,423	$5,915	$963	$32,361
Timing of revenue recognition:
At a point in time	$972	$43	$642	$1,435	$8	$3,100
Over time	11,389	3,656	8,781	4,480	955	29,261
	$12,361	$3,699	$9,423	$5,915	$963	$32,361
Note : “Americas_Others” includes North and South America, excluding the United States.
(b)Alternatively, the disaggregation of revenue could also be distinct as follows:

	Six months ended June 30,
	2024	2025
AR/AI cloud solutions and Subscription	$25,305	$28,971
Licensing	2,288	2,565
Others (Note)	601	825
	$28,194	$32,361
Note: Others are immaterial revenue streams to the Group.
(c)The revenue generated from AR/AI cloud solutions was $8,549, and $8,695 for the six months ended June 30, 2024 and 2025, respectively.
B.Contract assets and liabilities
(a)The Group has recognized the following revenue-related contract assets mainly arose from unbilled receivables and contract liabilities mainly arose from sales contracts with receipts from customers in advance. Generally, the contract period is one year, the contract liabilities are reclassified as revenue within the following one year after the balance sheet date.

	December 31, 2024	June 30, 2025
Contract assets:
Unbilled revenue	$977	$856
Contract liabilities:
Advance sales receipts	$17,218	$21,719

(b)Revenue recognized that was included in the contract liability balance at the beginning of the period

	Six months ended June 30,
	2024	2025
Revenue recognized that was included in the contract liability balance at the beginning of the period
Advance sales receipts	$11,877	$13,440
(c)Unsatisfied contracts
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as of December 31, 2024 and June 30, 2025, amounting to $ 26,675 and $ 28,161, respectively. The Group expects that 96% of the transaction price allocated to the unsatisfied contracts as of June 30, 2025, are expected to be recognized as revenue less than one year. The remaining 4% is expected to be recognized as revenue from July 2026 to 2027.
6(18)    Interest income

	Six months ended June 30,
	2024	2025
Interest income from bank deposits	$2,951	$2,391
Interest income from financial assets at amortized cost	990	772
Others	11	1
	$3,952	$3,164
The nature of interest income from financial assets at amortized cost was time deposits with maturities over three months.
6(19)    Other income

	Six months ended June 30,
	2024	2025
Subsidy from government	$14	$15
Others	—	1
	$14	$16
6(20)    Other gains and losses

	Six months ended June 30,
	2024	2025
Foreign exchange gains (losses)	$(337)	$544
Gains on financial assets at fair value through profit or loss	—	9
Gains on financial liabilities at fair value through profit or loss	46	1,036
Others	—	3
	$(291)	$1,592
Please refer to Note 6(2) for details of gains on financial assets at fair value through profit or loss and Note 6(9) for details of gains on financial liabilities at fair value through profit or loss.

6(21)    Finance costs

	Six months ended June 30,
	2024	2025
Interest expense – lease liabilities	$10	$6
6(22)    Costs and expenses by nature

	Six months ended June 30,
	2024	2025
Cost of goods sold	$11	$—
Employee benefit expenses	14,479	15,875
Promotional fees	5,611	6,656
Platform fees	5,196	6,812
Professional service fees	2,710	1,677
Insurance expenses	723	550
Warranty cost	287	267
Depreciation of right-of-use assets	250	280
Depreciation of property, plant and equipment	94	147
Amortization of intangible assets	26	75
Expected credit losses	—	(67)
Others	1,392	1,713
	$30,779	$33,985
6(23)    Employee benefit expenses

	Six months ended June 30,
	2024	2025
Wages and salaries	$11,107	$12,978
Remuneration to directors	345	345
Employee insurance fees	711	778
Pension costs	416	445
Employee stock options	1,437	900
Other personnel expenses	463	429
	$14,479	$15,875
6(24)    Income tax

	Six months ended June 30,
	2024	2025
Current income tax:
Current tax expense recognized for the current period	$574	$608
Prior year income tax underestimation	6	256
Total current tax	580	864
Deferred income tax:
Origination and reversal of temporary differences	(894)	(222)
Total deferred income tax	(894)	(222)
Income tax expense (benefit)	$(314)	$642

Note: The change in assessment of the realization of deferred income tax assets mainly consists of the use of net operating loss (NOL) and temporary difference. These temporary difference mainly consist of unrealized expenses, including stock-based payments, warranty provisions, and unused paid leave. The Taiwan subsidiary began generating profits in 2023 and fully utilized all loss carryforwards by 2024, and it’s expected to remain profitable in the foreseeable future.
6(25)    Earnings per share

	Six months ended June 30, 2024
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$1,394	101,849	$0.014
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$1,394	101,849	$0.014

	Six months ended June 30, 2025
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$2,500	101,849	$0.025
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$2,500	101,849	$0.025
Note: Warrant liabilities, Employee stock options, Shareholder Earnout and Sponsor Earnout were excluded from the calculation of diluted earnings per share as they are anti-dilutive, given that the fair value of the stocks is lower than the exercise price for the six months ended June 30, 2024 and 2025. As at December 31, 2024 and June 30, 2025, the potentially dilutive instruments are as follows:

	December 31, 2024	June 30, 2025
Potentially dilutive instruments (shares in thousands)
Warrant liabilities	20,850	20,850
Employee stock options	3,877	3,764
Shareholder Earnout	10,000	10,000
Sponsor Earnout	1,176	1,176
	35,903	35,790

6(26)    Changes in liabilities from financing activities

	Non current financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At December 31, 2024	$1,793	$510	$2,303
Changes in cash flow from financing activities	—	(303)	(303)
Change in fair value through profit and loss	(1,036)	—	(1,036)
Changes in other non-cash items – additions	—	523	523
Changes in other non-cash items – lease modification	—	(8)	(8)
At June 30, 2025	$757	$722	$1,479
6(27)    Business combinations
A.On January 7, 2025, the Group acquired 100% of the share capital of Wannaby for $6,473 and obtained the control over Wannaby, a digital company known for its virtual try-on technology and digitalization solutions for the fashion industry. This acquisition enables the Group to expand its offerings into new luxury market segments, including shoes, bags, and apparel.
B.The following table summarizes the consideration paid for Wannaby and the fair values of the assets acquired and liabilities assumes at the acquisition date:

January 7, 2025
Purchase consideration
Cash paid	$6,473
Contingent consideration-Earnout liabilities (Note)	158
6,631
Fair value of the identifiable assets acquired and liabilities assumed
Cash	492
Accounts receivable	221
Other receivables	50
Other current assets	51
Property, plant and equipment	28
Intangible assets	1,760
Guarantee deposits paid	5
Current contract liabilities	(115)
Other payables	(77)
Deferred income tax liabilities	(523)
Total identifiable net assets	1,892
Goodwill	$4,739

Six months ended June 30, 2025
Cash and cash equivalent balances acquired	$492
Cash paid	(6,473)
Net cash outflow	$(5,981)

Note. No later than April 30, 2026, the Group shall pay Farfetch, Inc. an earnout based on defined revenue for the year ended December 31, 2025, not exceeding $500. It shall be zero if the defined revenue yields a negative number.
C.The operating revenue contributed by Wannaby and included in the consolidated statement of comprehensive income since January 7, 2025, was $698. Wannaby also incurred a loss before income tax of $900 over the same period. Had Wannaby been consolidated as of January 1, 2025, the consolidated statement of comprehensive income would have reflected operating revenue of $32,361 and profit before income tax of $3,108.
7.    Related Party Transactions
7(1)    Names of related parties and relationship

Names of related parties	Relationship with the Group
CyberLink Corp. (CyberLink)	Other related party (Significant influence (Note) over the Company)
CyberLink Inc. (CyberLink-Japan)	Other related party (Subsidiary of CyberLink)
ClinJeff Corp. (ClinJeff)	Other related party (Major shareholder of CyberLink)
Note: CyberLink owns more than 36% of the Company’s issued and outstanding ordinary shares.
7(2)    Significant related party transactions
A.Revenue

		Six months ended June 30,
	Description	2024	2025
CyberLink	Revenue-others (service revenue)	$19	$16
Sales of services are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are same as those offered to third parties.
B.Other payables

	December 31, 2024	June 30, 2025
CyberLink	$22	$36
CyberLink-Japan	24	28
	$46	$64
Other payables are mainly expenses from professional service, rental and payments on behalf of others.
C.Operating expenses

		Six months ended June 30,
	Description	2024	2025
CyberLink	Management service fee	$26	$19
CyberLink provides support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity support and employee training programs. The service fees are calculated based on the agreed-upon hourly rate. The conditions and payment terms are same as those offered to third parties.

D.Lease transactions — lessee/rent expense
(a)The Group leases offices from CyberLink, ClinJeff and CyberLink-Japan. Rental contracts are typically made for periods of 1~2 years. Rent was paid to CyberLink and ClinJeff on a monthly basis and to CyberLink-Japan on a quarterly basis.
(b)Rent expense

	Six months ended June 30,
	2024	2025
CyberLink-Japan	$39	$40
(c)Acquisition of right-of-use assets:

	Six months ended June 30,
	2024	2025
CyberLink	$—	$400
ClinJeff	82	—
	$82	$400
(d)Lease liabilities
i.Outstanding balance:

	December 31, 2024	June 30, 2025
Total lease liabilities	$202	$440
Less: Current portion (shown as ‘current lease liabilities’)	(189)	(254)
	$13	$186
ii.Interest expense

	Six months ended June 30,
	2024	2025
CyberLink	$4	$2
7(3)    Key management compensation

	Six months ended June 30,
	2024	2025
Salaries and other short-term employee benefits	$1,458	$1,505
Share-based payment	177	155
Post-employment benefits	5	5
	$1,640	$1,665
The unpaid portion of the aforementioned information were $345 and $345 for June 30, 2024 and 2025.
8.    Pledged Assets
None.

9.    Significant Contingent Liabilities and Unrecognized Contract Commitments
9(1)    Contingencies
None.
9(2)    Commitments
Except for Notes 6(7), 6(9) and 7(2), there is no other significant commitments.
10.    Significant Disaster Loss
None.
11.    Significant Events After the Balance Sheet Date
None.
12.    Others
12(1)    Capital management
The Group’s objectives of capital management are to ensure the Group’s sustainable operation and to maintain an optimal capital structure to reduce the cost of capital and provide returns for shareholders. In order to maintain or adjust to optimal capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total equity.
As of December 31, 2024 and June 30, 2025, the Group’s gearing ratios are as follows:

	December 31, 2024	June 30, 2025
Total liabilities	$34,158	$39,528
Total equity	$147,015	$150,626
Gearing ratio	0.23	0.26
12(2)    Financial instruments
A.Financial instruments by category

	December 31, 2024	June 30, 2025
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	$2,746	$6,153
Financial assets at amortized cost
Cash and cash equivalents	$127,121	$125,337
Current financial assets at amortized cost	36,000	36,300
Accounts receivable	7,902	8,560
Other receivables	352	407
Guarantee deposits paid	146	220
	$171,521	$170,824

	December 31, 2024	June 30, 2025
Financial liabilities
Financial liabilities at fair value through profit or loss
Earnout liabilities	$—	$158
Warrant liabilities	1,793	757
	$1,793	$915
Financial liabilities at amortized cost
Other payables (including related parties)	$11,702	$13,337
Lease liabilities	$510	$722
B.Financial risk management policies
(a)The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial position and financial performance.
(b)Risk management is carried out by the Group’s finance department under policies approved by the management team. The Group’s finance department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units.
C.Significant financial risks and degrees of financial risks
(a)Market risk
Foreign exchange risk
i.The Group operates internationally and is exposed to exchange rate risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD, JPY, RMB and EUR. Exchange rate risk arises from future commercial transactions and recognized assets and liabilities.
ii.The Group’s business involves some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: JPY, RMB and EUR). The information of and sensitivity analysis for significant financial assets and liabilities denominated in foreign currencies illustrate as follows:

	December 31, 2024
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Sensitivity analysis
					Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$103,569	0.0305	$3,159	$3,159	1%	$32
EUR:USD	298	1.0411	310	310	1%	3
JPY:USD	201,668	0.0064	1,291	1,291	1%	13
USD:CNY	320	7.3225	2,343	320	1%	3
Financial liabilities
Monetary items
EUR:USD	197	1.0411	205	205	1%	2
USD:JPY	100	156.22	15,622	100	1%	1

	June 30, 2025
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Sensitivity analysis
					Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$192,210	0.0341	$6,554	$6,554	1%	$66
EUR:USD	84	1.1723	98	98	1%	1
JPY:USD	135,700	0.0069	936	936	1%	9
USD:CNY	159	7.1621	1,139	159	1%	2
Financial liabilities
Monetary items
EUR:USD	246	1.1723	288	288	1%	3
USD:JPY	93	144.05	13,397	93	1%	1
iii.The total exchange (loss) gain, including realized and unrealized, arising from significant foreign exchange variation on the monetary items held by the Group for the six months ended June 30, 2024 and 2025, amounted to $(337) and $544, respectively.

(b)Credit risk
i.Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms and the contract cash flow of financial assets at amortized cost and at fair value through profit or loss.
ii.The Group’s credit risk was mainly arising from bank deposits, trade receivables, other financial assets and deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions to mitigate the risk of financial loss from defaults. The majority of cash and cash equivalents as well as current financial assets at amortized cost and at fair value through profit or loss are held with financial institutions with a rating of ‘A’.
iii.The default occurs when the contract payments are past due over 180 days.
iv.The Group adopts following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:
If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.
v.The following indicators are used to determine whether the credit impairment of accounts receivable has occurred:
(i)It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;
(ii)Default or delinquency in principal repayments.
vi.The Group classifies customers’ accounts receivable in accordance with geographic area and credit rating of customer. The Group applies the modified approach to estimate expected credit loss under the provision matrix basis.

vii.The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.
viii.The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of accounts receivable.
ix.As of December 31, 2024 and June 30, 2025, the provision matrix is as follows:

December 31, 2024	Not past due	Up to 30 days past due	31~90 days past due	91~180 days past due	Over 181 days past due	Total
rate	0.11%~0.32%	6.48%~30.86%	8.36%~42.53%	22.69%~97.44%	100%
Total book value	$7,535	$261	$213	$65	$94	$8,168
Loss allowance	12	49	76	35	94	266

June 30, 2025	Not past due	Up to 30 days past due	31~90 days past due	91~180 days past due	Over 181 days past due	Total
rate	0.04%~0.21%	2.05%~14.71%	2.26%~23.88%	9.94%~93.88%	100%
Total book value	$8,212	$100	$243	$46	$45	$8,646
Loss allowance	5	7	14	27	33	86
x.Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable is as follows:

Accounts receivable
At December 31, 2024	$266
Reversal of impairment loss	(67)
Write-offs	(113)
At June 30, 2025	$86
xi.The loss amounts of accounts receivable allowance using simplified method were de minimis, thus, the loss was not recognized as at December 31, 2024 and June 30, 2025.
(c)Liquidity risk
i.Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance department. The Group’s finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.
ii.Surplus cash held by the operating entities over and above balance required for working capital management are managed by the Group’s finance department. The Group’s finance department invests surplus cash in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As at December 31, 2024 and June 30, 2025, the Group held demand deposits, time deposits and money market position of $161,992 and $164,590, respectively. The Group manages liquidity risk by ensuring that these balances are available to meet short-term cash needs. Time deposits withdrawn early receive a lower interest rate through the withdrawal date compared to the stated interest rate applicable on the nominal maturity date. However, there are no significant risk of change in value as a result of an early withdrawal for time deposits classified as cash equivalents.

iii.The table below analyses the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities: December 31, 2024	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$1,793	$—
Other payables (including related parties)	11,702	—	—
Lease liabilities (Note)	409	109	—

Non-derivative financial liabilities: June 30, 2025	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$158	$757	$—
Other payables (including related parties)	13,337	—	—
Lease liabilities (Note)	472	266	—
Note: The amount included the interest of estimated future payments.
12(3)    Fair value information
A.The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.The fair value of the Group’s investment in money market funds is included in Level 1.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.
B.The carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, other payables (including related parties) and lease liabilities) are approximate to their fair values.
C.The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the liabilities at December 31, 2024 and June 30, 2025 are as follows:
(a)The related information of natures of the assets and liabilities is as follows:

December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Money market funds	$2,746	$—	$—	$2,746
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$1,793	$—	$—	$1,793

June 30, 2025	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Money market funds	$6,153	$—	$—	$6,153
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Earnout liabilities	$—	$—	$158	$158
Warrant liabilities	757	—	—	757
	$757	$—	$158	$915
(b)The methods and assumptions the Group used to measure fair value are as follows:
i.Except those mentioned in point (ii) ~ (iv) below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, other payables (including related parties) and lease liabilities) are approximate to their fair values. The fair value information of financial instruments measured at fair value is provided in Note 12(2).
ii.The instruments the Group used market quoted price as their fair values (that is, Level 1) are listed below by characteristics:

	Open-end fund	Perfect Public Warrants
Market quoted price	Net asset value	Closing price
iii.Fair value of the Perfect Public Warrants is determined based on market quotation price.
iv.Fair value of the Earnout liabilities is measured by using appropriate option pricing models (i.e. Black-Scholes model).

D.The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at June 30, 2025 (Note)	Valuation technique	unobservable input	Relationship of inputs to fair value
Compound instrument:
Earnout liabilities	$158	Option Pricing Method	Discount rate	The higher the discount rate, the lower the fair value
			Forecast Annual Revenue	The higher the forecast annual revenue, the higher the fair value
(Note) The fair value of the earnout liabilities was determined in connection with the purchase price allocation as of January 7, 2025 (the acquisition date). There was no material change in the fair value between January 7, 2025 and June 30, 2025.
E.The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss from financial liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			June 30, 2025 (Note)
			Recognized in profit or loss
	Input	Change	Favourable change	Unfavourable change
Earnout liabilities
	Discount rate	±1%	$6	$(6)
	Forecast annual revenue	±1%	$12	$(12)
(Note) The fair value of the earnout liabilities was determined in connection with the purchase price allocation as of January 7, 2025 (the acquisition date). There was no material change in the fair value between January 7, 2025 and June 30, 2025.
F.For the year ended December 31, 2024, all units of Private Placement Warrants and Forward Purchase Warrants had been converted into Public Warrants. Therefore, the Company transferred the fair value from Level 2 into Level 1.
G.For the year ended December 31, 2024 and six months ended June 30, 2025, there was no transfer into or out from Level 3.
13.    Segment Information
13(1)    General information
Although the Group has multiple operating segments by geography, the management takes the aggregation criteria outlined in Paragraphs 11 to 14 of IFRS 8 into consideration to decide the reportable operating segments. In light of the qualitative and quantitative criteria, the Group concluded that it has only one reportable operating segment.
13(2)    Geographical information
The Group derives revenue by geographical location for the six months ended June 30, 2024 and 2025 is as follows:

	Six months ended June 30,
	2024	2025
	Revenue	Revenue
United States	$11,308	$12,361
Americas_Others	3,168	3,699
Europe	7,884	9,423
Asia-Pacific	5,160	5,915
Others	674	963
	$28,194	$32,361
Note : Americas_Others includes in North and South America, excluding the United States.
Geographical information on the revenue shows the location in which sales were generated.

The Group’s non-current assets, including property, plant and equipment, right-of-use assets and intangible assets, by geographical location as of December 31, 2024 and June 30, 2025 are as follows:

	December 31, 2024	June 30, 2025
	Non-current assets	Non-current assets
United States	$5	$6,450
Asia-Pacific	1,066	1,321
Europe	—	5
	$1,071	$7,776
Note : Non-current assets in the United States consist of goodwill and unpatented technology. Please refer to Note 6(8) for details.
13(3)    Major customer information
There is no major customer of the Group (exceed 10% of revenue) for the six months ended June 30, 2024 and 2025.